

Mail Stop 3720

March 30, 2009

Via U.S. Mail and Fax (602-778-7569)
Mr. Jeff W. Holmes
President
Calibrus, Inc.
1225 West Washington Street, Suite 213
Tempe, Arizona 85281

      RE: **Calibrus, Inc.**
              Form 10-12G
              Filed January 7, 2009
              File No. 000-53548

Dear Mr. Holmes

      We have completed our review of your Form 10-12G and have no further comments at this time.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director